Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-202354
Pricing Supplement No. 151 (To Prospectus dated May 1, 2015, Series L Prospectus Supplement dated January 20, 2016 and Product Supplement EQUITY-1 dated February 9, 2016) Dated April 20, 2016
$7,225,000
Enhanced Return Notes with Cap Linked to the EURO STOXX 50® Index, due April 25, 2018
  The notes are unsecured senior notes issued by Bank of America Corporation (“BAC”). The notes do not guarantee a full return of your principal at maturity, and you could lose up to 100% of the principal amount.
  All payments on the notes occur at maturity. Any payment due on the notes, including any repayment of principal, will be subject to our credit risk.
  The notes will mature on April 25, 2018. The notes will not pay interest.
  The notes provide you a 3-to-1 enhanced return, subject to the Maximum Redemption Amount, if the Ending Value (as determined below) of the Market Measure, which is the EURO STOXX 50® Index (the “Index”), is greater than the Starting Value. However, if the Ending Value is equal to or less than the Starting Value, you will be subject to 1-1 downside exposure to any decrease in the level of the Market Measure, with 100% of your principal amount at risk.
  The Maximum Redemption Amount per note is $1,375 (137.50% of the principal amount per note).
  The notes will not be listed on any securities exchange.
  The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
  The CUSIP number of the notes is 06048WSN1.
  The initial estimated value of the notes is less than the public offering price. As of April 20, 2016 (the “pricing date”), the initial estimated value of the notes is $964 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-6 of this pricing supplement and “Structuring the Notes” on page PS-13 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
  The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	$1,000.00	$7,225,000.00
Underwriting Discount	$20.00	$ 144,500.00
Proceeds (before expenses)	$980.00	$7,080,500.00
* We or one of our affiliates will pay a fee of $20.00 per $1,000 in principal amount of the notes. For additional information relating to the plan of distribution, see “Supplemental Plan of Distribution—Conflicts Of Interest” below.

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank.  The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks.  Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement, and page 9 of the accompanying prospectus. You may lose some or all of your principal amount in the notes.
None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying prospectus supplement or prospectus.  Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on April 25, 2016 against payment in immediately available funds.
BofA Merrill Lynch Selling Agent

SUMMARY
The Enhanced Return Notes with Cap and Buffer Linked to the EURO STOXX 50® Index, due April 25, 2018 (the “notes”) are our senior debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and any payment due on the notes, including any repayment of the principal amount, will be subject to our credit risk.  The notes will mature on April 25, 2018.
The notes provide you a 3-to-1 enhanced return, subject to the Maximum Redemption Amount, if the Ending Value (as determined below) of the Market Measure is greater than the Starting Value. However, if the Ending Value is equal to or less than the Starting Value, you will be subject to 1-1 downside exposure to any decrease in the level of the Market Measure, with 100% of your principal amount at risk.
Any payment on the notes depends on our credit risk and on the performance of the Market Measure.  The economic terms of the notes (including the Maximum Redemption Amount) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements we enter into.  Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes.  Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.
The initial estimated value of the notes is set forth on the cover page of this pricing supplement.  For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-6 and “Structuring the Notes” on page PS-13.
Issuer:	Bank of America Corporation (“BAC”)
Term:	Approximately two years
Pricing Date:	April 20, 2016
Issue Date:	April 25, 2016
Calculation Day:	April 20, 2018, subject to postponement as set forth in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement.
Maturity Date:	April 25, 2018
Market Measure:	The EURO STOXX 50® Index, a price return index. (Bloomberg ticker: “SX5E”).
Starting Value:	3,142.52
Upside Participation Rate:	300%
Ending Value:	The closing level of the Market Measure on the calculation day.
Maximum Redemption Amount:	$1,375 per $1,000 in principal amount of the notes (137.50% of the principal amount per note).

Redemption Amount:
At maturity, you will receive the Redemption Amount, denominated in U.S. dollars, calculated as follows:
Is the Ending Value greater than the Starting Value?
Yes
You will receive per note:

T<br>he Redemption Amount will not exceed the <br>Maximum <br>Redemption Amount<br>.No
You will receive:Principal Amount x

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.
Selling Agent:	MLPF&S
You should read carefully this entire pricing supplement and accompanying product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes.  In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you.  If information in this pricing supplement is inconsistent with the accompanying product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.
The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus.  You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  Neither we nor the selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted.  You should assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.
The above documents may be accessed at the following links:
●	Product supplement EQUITY-1 dated February 9, 2016:
https://www.sec.gov/Archives/edgar/data/70858/000119312516455439/d124909d424b5.htm
●	Series L MTN prospectus supplement dated January 20, 2016 and prospectus dated May 1, 2015:
http://www.sec.gov/Archives/edgar/data/70858/000119312516433708/d122981d424b3.htm
Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus.  Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “BAC,” “we,” “us,” “our,” or similar references are to BAC.

Hypothetical Payments on the Notes
The following table is for purposes of illustration only.  It is based on hypothetical values and show hypothetical returns on the notes. It illustrates the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Upside Participation Rate of 300%, the Maximum Redemption Amount per note of $1,375, and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, and whether you hold the notes to maturity. The numbers appearing in the table below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.
For recent actual levels of the Market Measure, see “The Market Measure” section below. The Market Measure is a price return index and as such the Ending Value will not include any income generated by dividends paid on the securities included in the Market Measure, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.
Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Note	Total Rate of Return on the Notes
0.00	-100.00%	$0	-100.00%
50.00	-50.00%	$500	-50.00%
80.00	-20.00%	$800	-20.00%
90.00	-10.00%	$900	-10.00%
95.00	-5.00%	$950	-5.00%
100.00(1)	0.00%	$1,000	0.00%
102.00	2.00%	$1,060	6.00%
103.00	3.00%	$1,090	9.00%
105.00	5.00%	$1,150	15.00%
110.00	10.00%	$1,300	30.00%
112.50	12.50%	$1,375(2)	37.50%
120.00	20.00%	$1,375	37.50%
130.00	30.00%	$1,375	37.50%
140.00	40.00%	$1,375	37.50%
150.00	50.00%	$1,375	37.50%
160.00	60.00%	$1,375	37.50%
(1) The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only. The actual Starting Value for the Market Measure is 3,142.52, which was the closing level of the Market Measure on the pricing date.
(2) The Redemption Amount per note cannot exceed the Maximum Redemption Amount.

RISK FACTORS
Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security.  Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances.  The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.
General Risks Relating to the Notes
Your investment may result in a loss; there is no guaranteed return of principal.  There is no fixed principal repayment amount on the notes at maturity.  If the Ending Value is less than the Starting Value, you will lose 1% of the principal amount for each 1% that the Ending Value is less than Starting Value. Therefore, if the Ending Value is less than the Starting Value, you will receive a Redemption Amount at maturity that will be less than the principal amount of your notes, and you may lose up to 100% of your principal.
The notes do not bear interest.  Unlike a conventional debt security, no interest payments will be paid over the term of the notes, regardless of the extent to which the Ending Value of the Market Measure exceeds the Starting Value.  Payments on the notes will be limited only to the payment at maturity.
Your investment return will be limited to the return represented by the Maximum Redemption Amount, and may be less than a comparable investment directly in the Market Measure. The appreciation potential of the notes is limited to the Maximum Redemption Amount. You will not receive a payment at maturity per note greater than the Maximum Redemption Amount, regardless of the appreciation of the Market Measure. In contrast, a direct investment in the Market Measure (or the securities included in the Market Measure) would allow you to receive the full benefit of any appreciation in the value of the Market Measure (or those underlying securities).
Your return on the notes may be less than the yield on a conventional debt security of comparable maturity.  Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date.  As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.
Any payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.  The notes are our senior unsecured debt securities.  As a result, your receipt of the Redemption Amount at maturity is dependent upon our ability to repay our obligations on the maturity date, regardless of whether the Market Measure increases from the Starting Value to the Ending Value.  No assurance can be given as to what our financial condition will be on the maturity date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.
In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations.  Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in the spread between the yield on our securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes.  However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the level of the Market Measure, an improvement in our credit ratings will not reduce the other investment risks related to the notes.
The public offering price you pay for the notes exceeds their initial estimated value. The initial estimated value of the notes that is provided in this pricing supplement is an estimate only, determined as of the pricing date by reference to our affiliates’ pricing models.  These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.
The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.
If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value.  This is due to, among other things, changes in the level of the Market Measure, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in "Structuring the Notes" below.  These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.
We cannot assure you that a trading market for your notes will ever develop or be maintained.  We will not list the notes on any securities exchange.  We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.
The development of a trading market for the notes will depend on our financial performance and other factors, including changes in the level of the Market Measure.  The number of potential buyers of your notes in any secondary market may be limited.  We anticipate that MLPF&S will act as a market-maker for the notes, but neither we nor MLPF&S is required to do so.  There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time.  To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes.  Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs.  These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.
In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market.  In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.
The Redemption Amount will not reflect changes in the level of the Market Measure other than on the calculation day.  Changes in the level of the Market Measure during the term of the notes other than on the calculation day will not be reflected in the calculation of the Redemption Amount.  To calculate the Redemption Amount, the calculation agent will compare only the Ending Value to the Starting Value.  No other levels of the Market Measure will be taken into account.  As a result, even if the level of the Market Measure has increased at certain times during the term of the notes, you will receive a Redemption Amount that is less than the principal amount if the Ending Value is less than the Starting Value.
The publisher of the Market Measure may adjust the Market Measure in a way that affects its levels, and the publisher has no obligation to consider your interests.  The publisher of the Market Measure can add, delete, or substitute the components included in the Market Measure or make other methodological changes that could change its level.  A new security included in the Market Measure may perform significantly better or worse than the replaced security, and the performance will impact the level of the Market Measure.  Additionally, the publisher may alter, discontinue, or suspend calculation or dissemination of the Market Measure.  Any of these actions could adversely affect the value of your notes.  The publisher of the Market Measure will have no obligation to consider your interests in calculating or revising the Market Measure.
The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes.  No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes.  As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain.  Under the terms of the notes, you will have agreed with us to treat the notes as single financial contracts, as described under “U.S. Federal Income Tax Summary—General.”  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.
*   *   *
                    Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the accompanying product supplement prior to making an investment decision.

DESCRIPTION OF THE NOTES
General
The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is more fully described in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus. These documents should be read in connection with this pricing supplement.
The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.
Prior to maturity, the notes are not repayable at our option or at your option.
If the scheduled maturity date is not a business day, the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.
Redemption Amount
At maturity, subject to our credit risk as issuer of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars.  The Redemption Amount will be calculated as follows:
●	If the Ending Value is greater than the Starting Value, the Redemption Amount will equal:
In no event will the Redemption Amount exceed the Maximum Redemption Amount.
●	If the Ending Value is less than or equal to the Starting Value, the Redemption Amount will equal:
Principal Amount x
If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the principal amount of the notes, and you may lose up to 100% of your principal.
Determining the Starting Value and the Ending Value of the Market Measure
The “Starting Value” is 3,142.52, which was the closing level of the Market Measure on the pricing date.
The “Ending Value” will be the closing level of the Market Measure on the calculation day.
The calculation day is subject to postponement as set forth in the accompanying product supplement, in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days.”
Events of Default and Acceleration
If an event of default, as defined in the Senior Indenture, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the amount described under the caption “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the calculation day were the fifth trading day prior to the date of acceleration. In case of a default in the payment of the notes, the notes will not bear a default interest rate.

THE MARKET MEASURE
All disclosures contained in this pricing supplement regarding the Market Measure, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, STOXX Limited (“STOXX” or the “Index Sponsor”). The Index Sponsor, which licenses the copyright and all other rights to the Market Measure, has no obligation to continue to publish, and may discontinue publication of, the Market Measure. The consequences of the Index Sponsor discontinuing publication of the Market Measure are discussed in “Description of the Notes—Discontinuance of an Index” in the accompanying product supplement.  None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Market Measure or any successor index.
The EURO STOXX 50® Index (the “Index”) was created by STOXX, which is owned by Deutsche Börse AG. Publication of the Index began in February 1998, based on an initial Index level of 1,000 at December 31, 1991.
Index Composition and Maintenance
For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index. If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the Index are then added to the selection list.  All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list.  The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.
The Index components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.
The composition of the Index is reviewed annually, based on the closing stock data on the last trading day in August. Changes in the composition of the Index are made to ensure that the Index includes the 50 market sector leaders from within the EURO STOXX® Index.
The free float factors for each component stock used to calculate the Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.
The Index is subject to a “fast exit rule.” The Index components are monitored for any changes based on the monthly selection list ranking.  A stock is deleted from the Index if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list.  The highest-ranked stock that is not an index component will replace it.  Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.
The Index is also subject to a “fast entry rule.”  All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.
The Index is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the Index composition are immediately reviewed.  Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.
Index Calculation
The Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the Index value can be expressed as follows:

The “free float market capitalization of the Index” is equal to the sum of the product of the closing price, number of shares outstanding, free float factor, and weighting cap factor, for each component stock as of the time the Index is being calculated.
The Index is also subject to a divisor, which is adjusted to maintain the continuity of the Index values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.
Neither we nor any of our affiliates, including the selling agent, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Index or any successor to the Index.  STOXX does not guarantee the accuracy or the completeness of the Index or any data included in the Index.  STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the Index.  STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the amount payable on the notes at maturity.
The following graph sets forth the daily historical performance of the Market Measure in the period from January 2008 through March 2016.  This historical data on the Market Measure is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the Market Measure during any period set forth below is not an indication that the level of the Market Measure is more or less likely to increase or decrease at any time over the term of the notes.
Historical Performance of the Market Measure

Before investing in the notes, you should consult publicly available sources for the levels of the Market Measure.
License Agreement
We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the Index) in connection with certain securities, including the notes.
The license agreement between us and STOXX requires that the following language be stated in this pricing supplement:
STOXX has no relationship to us, other than the licensing of the Index and the related trademarks for use in connection with the notes.  STOXX does not:
●	sponsor, endorse, sell, or promote the notes;
●	recommend that any person invest in the notes or any other securities;

●	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the notes;
●	have any responsibility or liability for the administration, management, or marketing of the notes; or
●	consider the needs of the notes or the holders of the notes in determining, composing, or calculating the Index, or have any obligation to do so.
STOXX will not have any liability in connection with the notes.  Specifically:
■	STOXX does not make any warranty, express or implied, and disclaims any and all warranty concerning:
■	the results to be obtained by the notes, the holders of the notes or any other person in connection with the use of the Index and the data included in the Index;
■	the accuracy or completeness of the Index and its data;
■	the merchantability and the fitness for a particular purpose or use of the Index and its data;
■	STOXX will have no liability for any errors, omissions, or interruptions in the Index or its data; and
■	Under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX knows that they might occur.
The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the notes or any other third parties.

SUPPLEMENTAL PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST
MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes.  Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.  MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.
MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at a purchase price equal to 98.00% of the principal amount.  Each of those broker-dealers may sell the notes to one or more additional broker-dealers.  MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.
MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes.  However, they are not obligated to engage in such secondary market transactions and/or market-making transactions.  The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.
At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes.  Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes.  However, neither we nor any of our affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, our creditworthiness and transaction costs.  At certain times, this price may be higher than or lower than the initial estimated value of the notes.

STRUCTURING THE NOTES
The notes are our debt securities, the return on which is linked to the performance of the Market Measure.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security.  This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.
In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.
MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements.  Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.
For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-6 above and “Use of Proceeds” on page PS-14 of product supplement EQUITY-1.
VALIDITY OF THE NOTES
In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated May 1, 2015 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus supplement and prospectus, all in accordance with the provisions of the indenture governing the notes, such notes will be legal, valid and binding obligations of BAC, subject to the effect of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).  In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes, the validity, binding nature and enforceability of the indenture governing the notes with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated February 27, 2015, which has been filed as an exhibit to BAC’s Registration Statement relating to the notes filed with the SEC on February 27, 2015.

U.S. FEDERAL INCOME TAX SUMMARY
The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.
You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.
General
Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as single financial contracts with respect to the Market Measure and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization.  This discussion assumes that the notes constitute single financial contracts with respect to the Market Measure for U.S. federal income tax purposes.  If the notes did not constitute single financial contracts, the tax consequences described below would be materially different.
This characterization of the notes is not binding on the IRS or the courts.  No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment.  Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this supplement.  Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.
Unless otherwise stated, the following discussion is based on the characterization described above.  The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.
We will not attempt to ascertain whether the issuer of any component stocks included in the Market Measure would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code.  If the issuer of one or more stocks included in the Market Measure were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the Market Measure and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of the component stocks included in the Market Measure is or becomes a PFIC or is or becomes a United States real property holding corporation.
U.S. Holders
Upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes.  A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.
Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes.  In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments.  If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance.  In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.
The IRS released Notice 2008-2 (the “Notice”), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.”  This Notice addresses instruments such as the notes.  According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity.  It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any.  Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.
The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.
In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.
Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange or redemption of the notes should be treated as ordinary gain or loss.
Because the Market Measure is an index that periodically rebalances, it is possible that the notes could be treated as a series of single financial contracts, each of which matures on the next rebalancing date.  If the notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the notes on each rebalancing date in return for new notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.
Non-U.S. Holders
Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business.  Notwithstanding the foregoing, gain from the sale, exchange, or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the settlement at maturity, sale, exchange, or redemption and certain other conditions are satisfied.
If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if gain realized on the settlement at maturity, or upon sale, exchange, or redemption of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder.  Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes.  In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.
A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% (or a lower rate under an applicable treaty) U.S. withholding tax if paid to a Non-U.S. Holder.  Under Treasury regulations, certain payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, may be treated as dividend equivalents.  However, this withholding on “dividend equivalent” payments, if any, will not apply to equity-linked instruments issued before January 1, 2017. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate.  As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax.  Prospective Non-U.S. Holders of the notes should consult their own tax advisors in this regard.
U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.
Backup Withholding and Information Reporting
Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.